04045838

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

PROCESSING SECTION RECEIVED OCT 26 2004 WASH, D.C.

22nd October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Resolution in writing for The Customer Equity company Limited, Reg No. 4049251.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could Securities of Exchange acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

J M Stevens

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

11/3

F:\Users\CompanySecretarial 040101\Plc\Letters\041022 - (Securities & Exchange Commission)(Resolution in writing).doc

t +44 208 967 4655
f +44 208 967 1446
judith.george@tns-global.com

Judith George
Assistant Company Secretary

VIA SWFTLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

20 October 2004

Dear Sir/Madam

The Customer Equity Company: registered number 4049251

Please find enclosed a copy resolution in relation to the above company. I understand the time scale for filing is 21 calendar days'. The signatures not to appear on a single document which I believe to be acceptable for statutory filing purposes.

The last member signed the resolution on 13 October 2004. A copy of the proposed written resolution has been sent to the company's auditors.

Two duplicate letters are enclosed. Please acknowledge **safe receipt** by date stamping and returning one of the enclosed duplicates of this letter. Please also acknowledge that the enclosed document(s) has been **accepted and successfully filed** by date stamping and returning the second enclosed duplicate. A pre-paid envelope is enclosed.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.
cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 040101\companies house\041020_let.doc

COMPANIES ACT 1985 TO 1989

COMPANY LIMITED BY SHARES

RESOLUTION

OF

THE CUSTOMER EQUITY COMPANY LIMITED

On the 1st day of October 2004, the following RESOLUTION IN WRITING (such resolution to have effect as an ordinary resolution) was duly passed by all the members of the Company who were at the date thereof entitled to attend and vote at a general meeting of the Company pursuant to section 381A, Companies Act 1985 (as amended): -

THAT a final dividend for the year ended 31 December 2003 of £500,000, be declared payable on 18 October 2004 to The Customer Equity Company SA (PTY) LTD.

Signed for Taylor Nelson Sofres BV ....

Signed for Research Surveys (Pty) Limited ....

DATED 13 OCTOBER 2004

COMPANIES ACT 1985 TO 1989

COMPANY LIMITED BY SHARES

RESOLUTION

OF

THE CUSTOMER EQUITY COMPANY LIMITED

On the 1st day of October 2004, the following RESOLUTION IN WRITING (such resolution to have effect as an ordinary resolution) was duly passed by all the members of the Company who were at the date thereof entitled to attend and vote at a general meeting of the Company pursuant to section 381A, Companies Act 1985 (as amended): -

THAT a final dividend for the year ended 31 December 2003 of £500,000, be declared payable on 18 October 2004 to The Customer Equity Company SA (PTY) LTD.

Signed for Taylor Nelson Sofres BV ....

Signed for Research Surveys (Pty) Limited ....

DATED 13 OCTOBER 2004